

Mark De Castro · 3rd

Chief Operating Officer at Rad Intelligence

Los Angeles, California · 500+ connections · **Contact info**

RAD· Rad Intelligence

UCDAVIS University of Califor[n]ia Davis

Experience



Chief Operating Officer

Rad Intelligence · Full-time

Aug 2019 – Present · 10 mos



Business Development Advisor

egami.tv

Oct 2018 – Present · 1 yr 8 mos

San Francisco Bay Area

Assist in the development and execution of GTM strategy for leading video monetization solution for publishers.



Combat Engineer

United States Army Reserve

Oct 2017 – Present · 2 yrs 8 mos

Camp Pendleton



Co-Founder, President

Zumby (Acquired by Rad Technologies Inc.)

Oct 2016 – Aug 2019 · 2 yrs 11 mos

Los Angeles

Zumby is a venture funded technology startup that uses AI and machine learning to achieve influencer marketing automation. Zumby platform seamlessly connects publishers' content wit influencers and allows them to dynamically transact resulting in the first true marketplace for influencer generated audience development.



Co-Founder, CEO

Adtango (Acquired by Lerna LLC)

Feb 2014 – Sep 2016 · 2 yrs 8 mos

San Francisco

Adtango was an advertiser trading desk focused on Hispanic and Latino audiences. Through the application of audience data and advanced pricing models, Adtango traded against client orders to fulfill campaigns and meet client KPI. Adtango grew to over $3 million in revenue in it's first 18 months.



Adtango Media Kit

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Education



University of California, Davis

Economics

2003 – 2008

Activities and Societies: Sigma Phi Epsilon

San Clemente High School

Licenses & Certifications



Series 7, 63, 66

FINRA (Financial Industry Regulatory Authority)

Skills & Endorsements

Online Advertising · 28

 Endorsed by **Matt Ward and 3 others who are highly skilled at this**

 Endorsed by **3 of Mark's colleagues at Er Digital Group**

Analytics · 19

 Endorsed by **Glen Kushner, who is highly skilled at this**

 Endorsed by **3 of Mark's colleagues at Er Digital Group**

Digital Media · 19

 Endorsed by **Alex Rowland and 2 others who are highly skilled at this**

 Endorsed by **2 of Mark's colleagues at Er Digital Group**

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